EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and
Earnings to Fixed Charges and Preferred Dividends

	For the Three Months Ended March 31,	For the Period from April 14 - December 31,		For the Period from January 1 - April 13,	Years Ended December 31,
	2018	2017		2017(2)	2016(2)	2015(2)
	($ in thousands, except ratios)
Earnings:
Pre-tax income from continuing operations	3,743	(3,669)		1,338	6,615	5,717
Add: Fixed charges as calculated below	3,255	7,485		2,432	8,242	7,229
Total earnings	6,998	3,816		3,770	14,857	12,946
Fixed charges:
Interest Expense	3,255	7,485		2,432	8,242	7,229
Fixed charges	3,255	7,485		2,432	8,242	7,229
Earnings to fixed charges	2.15	—	(1)	1.55	1.80	1.79
Earnings to fixed charges and preferred dividend	2.15	—	(1)	1.55	1.80	1.79

Explanatory Notes:

(1)         For the period from April 14, 2017 to December 31, 2017, earnings were not sufficient to cover fixed charges by 3,669.

(2)         Periods prior to April 14, 2017 represent the activities of our predecessor.